CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

FOR ANY INFORMATION PERTAINING TO THIS REQUEST,

PLEASE CONTACT:

RONALD J. MASCIANTONIO

EXECUTIVE VICE PRESIDENT & CHIEF ADMINISTRATIVE OFFICER

DESTINATION MATERNITY CORPORATION

456 NORTH FIFTH STREET

PHILADELPHIA, PA 19123

(PHONE: 215-400-2532, FAX: 215-923-0975).

FOIA CONFIDENTIAL TREATMENT REQUEST

March 27, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Destination Maternity Corporation
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 13, 2013

File No. 000-21196

Dear Ms. Jenkins:

In response to comment number 1 (“Comment 1”), comment number 4 (“Comment 4”) and comment number 6 (“Comment 6”) in the comment letter, dated March 4, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced Form 10-K, we herewith furnish to the Staff, in accordance with Rule 101(c) of Regulation S-T under the Securities Exchange Act of 1934, as amended, a copy of the response letter (the “Response”) of Destination Maternity Corporation (the “Company”) to the Comment Letter, identifying portions of the responses (and portions of the related attachments) for which we are requesting confidential treatment under Rule 83 of the Rules of Practice of the SEC (17 C.F.R. § 200.83) (“Rule 83”). Those portions, which are indicated by highlighting in the Response, consist of the following (the numbers in parentheses refer to the identifying numbers called for by paragraph (c)(2) of Rule 83):

(a)	portions of the response to Comment 1, to be denoted as “[***Redacted***]” in the letter submitted via EDGAR (sequential page #00002)

(b)	portions of the response to Comment 4, to be denoted as “[***Redacted***]” in the letter submitted via EDGAR (sequential page #00005)

United States Securities and Exchange Commission	Confidential Treatment Requested by
March 27, 2014	Destination Maternity Corporation

(c)	portions of the response to Comment 6, to be denoted as “[***Redacted***]” in Exhibit A to the letter submitted via EDGAR (sequential page #000016)

In accordance with Rule 83, we request, for reasons of business confidentiality (see 17 C.F.R. § 200.80 (b)(4)), that the SEC not disclose the information contained in this letter or the Response, as well as any Staff memoranda, notes of conversation or other materials related thereto, or the fact of the existence thereof, in response to any request under the Freedom of Information Act (5 U.S.C. § 552). If any person, including any government employee who is not an employee of the SEC, requests an opportunity to inspect or copy the materials referred to herein, I specifically request that I be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any SEC determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company, if deemed necessary or appropriate, may pursue any available remedies.

Pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, we respectfully request that the Staff please return the Response to the undersigned promptly following the completion of its review thereof. For your convenience, we have enclosed a prepaid UPS label for use in returning the Response.

Pursuant to Rule 83, a copy of this letter (but not the enclosures) is also being delivered to the Office of The Freedom of Information and Privacy Act of the SEC.

All correspondence and all notices and orders issued in connection with the foregoing request for confidential treatment should be directed to the attention of the following person:

Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

Destination Maternity Corporation

456 North Fifth Street

Philadelphia, PA 19123

Telephone: 215-400-2532

Facsimile: 215-923-0975

If you have any questions or comments with respect to this matter, please contact the undersigned at the address and telephone number given above.

Sincerely,

/s/ Ronald J. Masciantonio

Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

Enclosures

cc: Office of Freedom of Information and Privacy Act (without enclosures)

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

#00001

FOR ANY INFORMATION PERTAINING TO THIS REQUEST,

PLEASE CONTACT:

RONALD J. MASCIANTONIO

EXECUTIVE VICE PRESIDENT & CHIEF ADMINISTRATIVE OFFICER

DESTINATION MATERNITY CORPORATION

456 NORTH FIFTH STREET

PHILADELPHIA, PA 19123

(PHONE: 215-400-2532, FAX: 215-923-0975).

March 27, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Destination Maternity Corporation
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 13, 2013

File No. 000-21196

Dear Ms. Jenkins:

On behalf of Destination Maternity Corporation (which we refer to as “we”, “us”, “our” or the “Company”), this letter is being submitted to respond to comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward M. Krell, Chief Executive Officer of Destination Maternity Corporation, dated March 4, 2014, with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment. All references to page numbers in our responses reflect paginations in the EDGAR html version of the filing cited.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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Form 10-K for the Fiscal Year Ended September 30, 2013

Item 6. Selected Consolidated Financial and Operating Data, page 29

1.	We note the metric, “comparable store sales,” does not include licensed brand or international franchise relationships. In addition, we note you have 898 Kohl’s licensed business locations as of September 30, 2013 based on the November 2013 investor presentation. Please tell us how you consider these licensed business locations when reviewing your known or expected trends and gross margins since they are not included in your comparable store sales calculations. Please quantify for us the amount of revenue recognized for each period presented for your Kohl’s licensed business.

1.	Our licensed locations consist of departments in Kohl’s stores through which exclusive licensed product is offered by Kohl’s to its consumers. These licensed locations are operated by Kohl’s, which owns the inventory. Revenue from our Kohl’s relationship is recognized when the product is delivered to Kohl’s. We manage the licensed business on an order-by-order basis. When analyzing the licensed portion of our business as it relates to known or expected trends and gross margins we review the current orders and historical level of orders from our customer, Kohl’s, in light of our assessment of the current market conditions (with respect to both consumer demand as well as sourcing related conditions).

Rule 83 confidential treatment request made by Destination Maternity Corporation; Request Number 1 (applied to the following highlighted information provided in response to this question). [***Redacted***]

Reconciliation of Non-GAAP Financial Information to GAAP Information, page 32

2.	We note you have identified certain line items “net of tax.” Please provide draft disclosure to be included in future filings to disclose the tax effect of each item parenthetically or in a footnote to the reconciliation. Alternatively, you may present the tax effect in one line in the reconciliation. In addition, please disclose how the tax effect was calculated.

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PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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2.	For future filings we will disclose the tax effect of each “net of tax” item in footnotes to the reconciliation and we will disclose how the tax effect was calculated.

The following is draft disclosure of the tax effect of “net of tax” items, including how the tax effect is calculated (which is what we would have included in our fiscal 2013 disclosure as additional footnotes to the table on page 32, reflecting the requested disclosure in response to comment 2):

“(2)	For fiscal 2009, there was no tax benefit associated with the goodwill impairment expense.”

“(3)	For fiscal 2011, 2010, and 2009, restructuring and other charges is net of income tax benefit of $73, $2,144 and $589, respectively, which represents the difference in income tax provision calculated with and without the specified pretax expense.”

“(4)	For fiscal 2013, 2012, 2011, 2010, and 2009, loss on extinguishment of debt is net of income tax benefit of $3, $8, $14, $19 and $47, respectively, which represents the difference in income tax provision calculated with and without the specified pretax expense.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Year Ended September 30, 2013 Compared to Year Ended September 30, 2012, page 35

3.	We note you attributed the increase in net sales to a 2.6% increase in comparable store net sales which includes a 13.3% increase in internet sales. Please tell us the percentage change in comparable store net sales without including the effect of internet sales or explain to us the relationship between the double digit increase in internet sales and the single digit increase in total comparable store net sales. In addition, please provide us draft disclosure to be included in future filings that addresses and quantifies the other changes in comparable store net sales so investors can assess the reasons for the overall change.

3.	For fiscal 2013, internet sales accounted for approximately 11% of our overall comparable sales. The relative size of the internet sales to overall comparable sales explains why internet sales can increase by double digits with overall comparable sales increasing only by single digits.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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Please see the response in comment #4 below for draft disclosure (which is what we would have included in our fiscal 2013 disclosure) adding in the requested detail to address the other changes in comparable sales for the reported period.

4.	We note net sales changed as a result of closure of underperforming stores, closure of leased departments within Babies “R” Us, offset by increases in comparable sales and increased sales from your licensed brand relationship. The effect of material variances that offset each other should be separately disclosed and quantified. Refer to Item 303(a)(3) of Regulation S-K. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify or analyze the underlying business reasons for the changes. In addition, to the extent your change in revenue is due to volume or price changes, please include these effects in your analysis and disclosures. Please provide a draft disclosure to be included in future filings to address the variances in net sales and the underlying business reasons for the changes.

4.	Below you will find, in response to comment #3 above, proposed draft disclosure meant to add additional detail explaining what we believe are the primary drivers for the increase in comparable sales in fiscal 2013 (in a format which we intend to adopt in our future disclosure). You will also find similar disclosure in a similar format with respect to the increase in sales from our licensed brand relationship.

The business reasons for the other changes to net sales (i.e. the closure of underperforming stores and the closure of leased departments within Babies “R” Us) are both already discussed elsewhere in our disclosure. With respect to the closure of underperforming stores, please see the text under Item 1 on page 4 which begins “In recent years, in addition to having closed some stores…”. With respect to the closure of leased departments within Babies “R” Us please see the text in Item 7 on page 35 (immediately preceding the comparison of fiscal 2013 results to fiscal 2012 results).

With respect to quantitative disclosure relative to changes in net sales, in the future we will provide such disclosure where the relative amounts are material. However, with respect to the disclosure referenced in Item 7, we did not provide quantitative disclosure because we do not believe any of the offsets were material in and of themselves. Rule 83 confidential treatment request made by Destination Maternity Corporation; Request Number 2 (applied to the following highlighted information provided in response to this question). For instance:

CONFIDENTIAL TREATMENT REQUESTED BY

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PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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(a)	[***Redacted***]

(b)	[***Redacted***]

(c)	[***Redacted***]

(d)	[***Redacted***]

The following is draft disclosure (which is what we would have included in our fiscal 2013 disclosure as a replacement for the “Net Sales” paragraph) adding in the requested detail in response to comments 3 and 4:

“Net Sales. Our net sales for fiscal 2013 decreased by 0.2% or $1.2 million, to $540.3 million from $541.5 million for fiscal 2012. Comparable sales increased 2.6% during fiscal 2013 versus a comparable sales decrease of 0.3% during fiscal 2012. Adjusting for the calendar timing shift, as described in Item 6 in this report, our calendar-adjusted comparable sales increased 3.2% for fiscal 2013 and decreased 0.8% for fiscal 2012. Our Internet sales, which are included in comparable sales, increased 13.3% for fiscal 2013, on top of a 26.2% increase for fiscal 2012.

The decrease in total reported sales for fiscal 2013 compared to fiscal 2012 resulted primarily from the following:

(a)	decreased sales related to our continued efforts to close underperforming stores in fiscal 2013 compared to fiscal 2012 (see our

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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discussion in Item 1 (page 4) above regarding our store “prunings”); and

(b)	decreased sales due to the closure of all of our remaining leased departments within Babies“R” Us stores during the month of October 2012 (see our discussion in Item 7 (page 35) above regarding our Babies “R” Us relationship).

These decreases were substantially offset by the increase in comparable sales and increased sales from our licensed brand relationship. The increase in comparable sales for fiscal 2013 (including our increase in Internet sales) was primarily from higher unit sales driven by our progress on initiatives to help drive sales growth, including our initiatives to enhance our merchandise assortments, merchandise presentation, store environment and customer experience.”

Item 15. Exhibits, Financial Statement Schedules, page 49

Note 2. Summary of Significant Accounting Policies, page F-8

m. Revenue Recognition, Sales Returns and Allowances, page F-10

5.	We note revenue from leased departments typically involves the leased partner collecting all of the revenue and remitting the revenue to you, less a fixed percentage of net sales earned by the lease partner, as stipulated in each agreement (page 8). Please update your revenue recognition policy to clearly describe your policy for recognizing revenue based on different types of arrangements, including retail stores, leased stores, licensed businesses, and franchise businesses, to the extent there are variations that are not currently disclosed. Please provide draft disclosure to be included in future filings.

5.	We believe our revenue recognition policy, as disclosed in footnote 2m. on page F-8 of our Form 10-K for the fiscal year ended September 30, 2013, accurately describes the basis for revenue recognition for our different types of arrangements. For leased departments, the revenue recognized by us is the full amount of revenue at the point of sale. The fixed percentage of net sales earned by lease partners described on page 8 represents an operating cost and is included in selling, general and administrative expenses, similar to rent expense for our retail stores.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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The following is draft disclosure (which is what we would have included in our fiscal 2013 disclosure as an additional disclosure following the first sentence of footnote 2m) clarifying the revenue recognition for leased department sales:

“Leased department revenue is remitted to us, less a fixed percentage of the net sales earned by the lease partner (as stipulated in each agreement) which is considered a store expense and included in selling, general and administrative expenses (see Note 2q).”

Note 20. Segment and Enterprise Wide Disclosures, page F-27

6.	Please tell us how you determined that your retail stores and leased departments (including Kohl’s) do not represent separate operating and reporting segments. In risk factor, “Our relationships with third party retailers may not be successful” on page 17, you state that the success of leased departments and licensed brand businesses is highly dependent on the actions and decisions of third-party retailers over which you have no control which appears to suggest that your retail stores and leased departments (including licensed brand businesses) may have different economic characteristics. Accordingly, tell us how you determined that these separate operations have similar economic characteristics such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. In addition, please provide us with a summary of key financial information for each of these operations for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operation may include but not be limited to: net sales, gross profit, operating income, income before taxes, capital expenditures, and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis.

6.

Please find below a detailed analysis regarding our conclusion that our company is comprised of one operating segment under ASC 280-10-50-1. We do not believe our leased departments and licensed relationship have different economic characteristics as our other sales channels merely based on the fact that “the success of leased departments and licensed brand businesses is highly dependent on the actions and decisions of third-party retailers.” That statement is meant to convey to our investors that the leased department and licensed sales channels have somewhat different risks as compared against our Company operated retail stores. However, we do not believe this difference in risk alone necessitates or suggests that these sales channels are

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

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operating segments unto themselves given the below analysis under ASC 280-10-50-1.

Pursuant to ASC 280, a public company may be required to report segmented information about separately identifiable parts of its business, which both (i) meet the definition of “operating segment” under ASC 280, and (ii) exceed certain quantitative thresholds established in ASC 280. Even if separately identifiable operating segments are identified which exceed the quantitative thresholds, such segments may be aggregated into a single operating segment and reported in the aggregate if certain requirements are met (ASC 280-10-50-11).

Conclusion & Analysis

We have determined that our business is comprised of one operating segment because our business as a whole meets the definition of the term “operating segment” under ASC 280-10-50-1.

An “operating segment” is defined as a component of a public entity which meets all of the following criteria: (i) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (iii) its discrete financial information is available.

Our conclusion that we have only one operating segment is based on the following:

(i)	One Business Activity: Our business activity entails the design, manufacture and sale of maternity apparel and related accessories. While we offer a wide range of products for sale, the substantial portion of our products are initially distributed through the same distribution facilities, many of our products are manufactured at common contract manufacturing production facilities, our products are marketed through a common marketing department, and these products are sold to a similar customer base, consisting of expectant mothers.

(ii)

CODM Data: The primary data which is utilized by our CODM include details showing our overall sales and gross margin. The data also shows sales and gross margin detail for our sales channels. We look at data sets for our different sales channels for a variety of reasons including, without limitation,

CONFIDENTIAL TREATMENT REQUESTED BY

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PURSUANT TO 17 C.F.R. 200.83.

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to understand what channels our customers are utilizing, how the channel is performing (both on its own and in relation to the other sales channels), and to measure performance of employees. However considering how integrated our production, distribution, merchandising, design and other functions are with respect to all of our sales channels it is necessary to review the whole in order to have a complete picture of the performance of our business.

One Business Activity

While there is limited guidance on what constitutes business activities, we have considered the following as part of our analysis:

At the November 15, 2001 EITF meeting, the FASB staff addressed inquiries about the application of paragraph 30 of SFAS No. 142. Clarification and guidance for whether a component of an operating segment constitutes a business was provided as follows:

The determination of whether a component constitutes a business requires judgment based on specific facts and circumstances. The guidance in EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” should be considered in determining whether a group of assets constitutes a business. That guidance states that, among other things, “for a transferred set of activities and assets to be a business, it must contain all of the input and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor.” The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself (emphasis added).

In addressing this question, the FASB staff at the November 15, 2001 EITF meeting has referred to EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” for guidance on determining whether a business exists. Per paragraph 6 of EITF 98-3,

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it

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must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers (emphasis added). The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

Inputs

a.	Long-lived assets, including intangible assets, or rights to use the long-lived assets

b.	Intellectual property

c.	The ability to obtain access to necessary materials or rights

d.	Employees

Processes

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing items[s]) then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business. (emphasis added)

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The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set. In other words, it is not relevant to the evaluation of whether the transferred set is a business that the transferee will actually operate the set on a stand-alone basis or intends to continue using the transferred set in the same manner as the transferor.

If all but a de minimis (say, 3 percent) amount of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.

The level of working capital or the adequacy of financing necessary to conduct normal operations in the transferred set is not an indicator either way as to whether the set meets the definition of a business. Likewise, if the planned principal operations of the transferred set have commenced, the presence and/or expectation of continued operating losses while the set seeks to achieve the level of market share necessary to attain profitability is not an indicator of whether or not the set is a business. However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.

The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. The determination of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances (emphasis added).

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Our Production and Distribution Process

Our apparel manufacturing process is centralized for all of our brands for the benefit of all of our sales channels. Our merchandising department (under the direct supervision of our President, Chris Daniel (who reports to Ed Krell, our CEO)) designs all of the merchandise sold in our sales channels, sources the fabric for such merchandise, and engages domestic or foreign third parties to produce the apparel for our merchandise brands for sale through all of our sales channels.

Based on the guidance outlined by EITF 98-3, as our production and distribution processes are shared for all of our sales channels (including our Company operated stores, our leased department locations, our licensed locations, our internet operations, and our international operations), and such production and distribution processes are critical and necessary for us to operate through such sales channels, upon transfer to a third party without the production and distribution processes, the sales channels would not be able to continue to conduct normal operations and generate revenues. As our production and distribution processes would be deemed to be material missing elements upon such theoretical transfer, each of the sales channels are not separate businesses but rather separate sales channels carrying various product lines under various merchandise brands.

Comingling of Brands in Sales Channels

Our brands are often sold through more than one of our sales channels (for example, Motherhood brand product is sold in Motherhood Maternity branded Company operated stores, Destination Maternity branded Company operated stores, leased department locations (such as in Macy’s, Gordmans, bubybuy BABY, and Boscov’s), international franchise locations (such as in South Korea and in the Middle East), on the motherhood.com website and on the destinationmaternity.com website).

Other Common Functions and Shared Processes

Additionally, there are common manufacturing planning and logistical support functions and other shared processes supporting each chain including advertising, real estate management, MIS, operations, inventory planning, accounting, legal, financial planning and analysis, and administrative support.

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Additional Information

In addition to the above information that we believe supports our position that we have only one operating segment based upon the integrated nature of our operations, the following information provides additional explanation on our business (including retail stores, and leased department and licensed relationships):

(1)	All of the sales channels are supported by common operational support functions and the same production and distribution processes. Consequently, overhead is not allocated by sales channel and margins by sales channel do not include the effects of overhead allocations.

(2)	Each of the sales channels serve the same customer base (the maternity apparel customer) and the only factor which influences behavior is that certain channels carry different fashion at different price points. We know that many of our customers shop multiple sales channels.

(3)	While the nature of the merchandise does differ somewhat between certain of our sales channels, we do offer moderate and higher-priced merchandise in more than one of our sales channels (such as in our multi-brand stores and our destinationmaternity.com website). For example, in markets where all of the store concepts cannot exist separately due to the market size or where there is increased efficiency of combining multiple stores under multiple store concepts into one larger store in order to better leverage store operating expenses, we may consolidate brands under one multi-brand retail nameplate (for example, close 2 Motherhood Maternity stores and 1 A Pea in the Pod store, and open one Destination Maternity store to serve all of the customers previously shopping the closed stores). Further, we have many multi-brand Destination Maternity nameplate stores that carry two or more of our brands, our outlet locations often carry more than one of our brands, our international franchise locations often carry more than one of our brands and our destinationmaternity.com website carries two or more of our brands.

(4)	We do not allocate capital to our sales channels based on any attempted measurements of the separate contribution performance of specific channels. Rather, in the case of brick and mortar stores, it is predicated more on the perceived size of the customer base that would be attracted to a channel (i.e., high vs. low end) in a given geographic market.

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(5)	We have one senior management team, which supports Edward M. Krell, our Chief Executive Officer, who acts as our CODM. Mr. Krell reviews the operating results of our business as a whole and is the primary decision-maker in terms of both the allocation of resources and the assessment of the performance of the business.

(6)	Furthermore, we note that ASC 280-10-50-07 states “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker...”. We have no such segment manager or similar function at the sales channel level.

CODM Data

Monthly reporting typically reviewed by Edward M. Krell, our Chief Executive Officer, who acts as our CODM, generally includes details by sales channel that are only provided down to the gross margin level. A significant portion of the expenses included in the selling, general and administrative expense accounts are not specifically allocated between the channels as these are considered “corporate” level expenses which are not relevant to our CODM’s assessment associated with resource allocation and performance assessment. In addition, many of the required disclosure items under ASC 280-10-50-20 are not currently prepared or available (operating income, interest expense, interest revenue, income taxes, total assets and capital expenditures), which supports the fact that this financial data is not evaluated by the chief operating decision maker.

Separately, additional analysis of individual store performance is judged by looking at the profit contribution of that individual store, without regard to which store concept the store operates under. In addition, there is no separate balance sheet data tracked to break down the consolidated assets and liabilities between the sales channels as this is not something that the chief operating decision maker requires and it is also not specifically required for any of our other functions.

Rule 83 confidential treatment request made by Destination Maternity Corporation; Request Number 3 (with respect to the highlighted information in the attachment provided in response to this question). Attached to this letter for your supplemental review is revenue and gross profit information for the last five fiscal years 2009-2013 (actual), the first quarter of fiscal 2014 (actual), and the remaining three quarters of fiscal 2014 (subsequent periods for which budgeted information is available) for: (1) our retail stores, including Internet; (2) our leased department locations; and (3) our

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	March 27, 2014

#000015

licensed brand business. This information was specifically prepared in response to your request as we do not otherwise have this information divided along these lines, but rather we use combined data in our operations. Other requested financial information such as operating income, income before taxes, capital expenditures, and identifiable assets is not available, as the Company does not measure the performance of its operations at that level due to the centralized nature of its production, distribution, merchandising, design and other functions.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-400-2532 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Ronald J. Masciantonio
Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

cc:	Edward M. Krell, Chief Executive Officer
Judd P. Tirnauer, Executive Vice President & Chief Financial Officer
Kristen D. Han, Vice President & General Counsel
Barry Erdos, Chairman, Audit Committee

Exhibit A

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

#000016

Destination Maternity Corporation

Response to SEC Comment Letter Dated March 4, 2014 - Comment #6

Summary Financial Information

(in thousands, except percentages)

(unaudited)

Rule 83 confidential treatment request made by

Destination Maternity Corporation with respect to the

highlighted financial data contained in this Exhibit A;

see Request Number 3.

	Fiscal Year						Fiscal 2014 Quarters (1)
	2009	2010	2011	2012	2013	2014 (1)	Q1	Q2	Q3	Q4
Net Sales
Retail stores, including Internet	[***Redacted***]						[***Redacted***]
Leased departments
Licensed brand

Gross Profit (2)
Retail stores, including Internet	[***Redacted***]						[***Redacted***]
Leased departments
Licensed brand

Gross Margin (Gross Profit as a % of Net Sales) (2)
Retail stores, including Internet	[***Redacted***]						[***Redacted***]
Leased departments
Licensed brand

(1)	Estimated based on actual results for the first quarter of fiscal 2014 and budgeted results for the second, third and fourth quarters of fiscal 2014.
(2)	Overhead is not allocated by sales channel. Gross profit and gross margins by sales channel do not include the effects of overhead allocations.